

Mail Stop 3561

August 14, 2007

Mr. Michael G. Koppel
Executive Vice President and
Chief Financial Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington 98101

> **Re:** **Nordstrom, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2007**
> **Filed March 23, 2007**
> **File No. 1-15059**

Dear Mr. Koppel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant